[redacted]

10025789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C.
FEB 25 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. SPRINGER **(212) 468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, John D. Meserve and Christopher M. Springer, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2009, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John D. Meserve, President

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 12

Christopher M. Springer, Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Westminster Research Associates LLC

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 22, 2010

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 36,886,731
Cash and cash equivalents segregated in compliance with federal regulations and other restricted deposits	20,684,509
Receivables from brokers	6,573,640
Prepaid research, net of allowance of $678,942	6,721,128
Fixed assets, at cost, net of accumulated depreciation and amortization of $529,336	667,462
Goodwill	52,928,162
Other assets	534,927
Total assets	$ 124,996,559
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 915,876
Commission management payable	42,987,255
Accrued compensation and other liabilities	5,418,511
Total liabilities	49,321,642
Member's equity	75,674,917
Total liabilities and member's equity	$ 124,996,559

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing soft dollar research to U.S. investment advisors and commission recapture services to pension plan sponsor clients. Revenues are primarily derived from soft dollar commission transactions. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self regulatory organization.

The Company is a direct subsidiary of BNY ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's directors, management team, and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and was developed in accordance with the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Soft Dollar and Commission Recapture Programs

The Company allows institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties under Section 28(e) of the Securities Exchange Act of 1934, commission recapture payments to be paid to plan sponsors

2. Significant Accounting Policies (continued)

and other payments as directed by the customer. The amounts allocated for those purposes are commonly referred to as soft dollar and commission recapture arrangements.

Prepaid soft dollar research, net of allowance, is included in prepaid research and accrued soft dollar research and commission recapture payable is classified as commission management payable on the statement of financial condition.

At December 31, 2009, $2,698,771 of the total commission management payable balance was related to commission recapture customers.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days when purchased are considered cash and cash equivalents. These investments include demand deposits, money market accounts and US Treasury bills.

Cash and Cash Equivalents Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and cash equivalents segregated in compliance with federal regulations consists of cash equivalents deposited in a special bank account for the benefit of customers under the US Securities and Exchange Commission ("SEC") Rule 15c3-3 of $19,999,200.

The balance also includes cash in a segregated account of $182,244 and cash of $503,065 pledged as security for one outstanding letter of credit.

Securities Transactions

Receivables from brokers consist of commissions receivable.

A prepaid research asset, net of an allowance for doubtful accounts, arises from the Company's payment, in advance of anticipated customer commission volumes, of third-party soft dollar research. Such transactions may not be evidenced by contractual obligations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from customers, brokers, dealers, prepaid research, and other receivables. The Company considers the customer's financial condition and business operations as well as its

2. Significant Accounting Policies (continued)

historical, current, and forecasted trading activity when determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. The Company completed its annual evaluation of goodwill as of May 1, 2009 and determined no impairment charge was required. Subsequent to May 1, 2009, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Other Assets

Other assets consist primarily of receivables from related parties (refer to Note 5) of $478,742, accounts receivable for commission management services totaling $41,875, and prepaid expenses of $22,871.

2. Significant Accounting Policies (continued)

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, accrued expenses, accounts payable, payables to related parties for management and technical services or expenses affiliates have paid on behalf of the Company, and other miscellaneous liabilities.

Income Taxes

The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

On January 1, 2009, the Company adopted the ASC guidance related to accounting for uncertainty in income taxes. In accordance with the ASC, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The adoption of these provisions did not have a material impact on the Company's statement of financial condition.

Change in Accounting Principle

The Company changed the effective date of its annual goodwill impairment test during 2009 from September 30 to May 1. This change was made so that all ConvergEx entities would perform their impairment tests as of the same date and to facilitate enhanced financial reporting. The change of the impairment test date had no effect on the statement of financial condition.

Recent Accounting Developments

In June 2009, the FASB announced that the ASC would become the source of authoritative accounting and reporting standards under US GAAP, in addition to guidance issued by the SEC. The ASC does not change US GAAP, but organizes the standards in a topical structure. The ASC is effective for financial statements issued for periods ending after September 15, 2009.

2. Significant Accounting Policies (continued)

The adoption of ASC did not have an effect on the Company's statement of financial condition, with the exception of the reference of accounting guidance in the notes to the statement of financial condition.

In May 2009, the FASB issued new guidance on accounting and disclosure standards for events occurring after the balance sheet date but before the financial statements are issued or available to be issued. The new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions that occurred after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance also requires a reporting entity to disclose the date through which an entity has evaluated its subsequent events. The adoption of the new subsequent events standards did not have any effect on the Company's statement of financial condition with the exception of requiring an additional disclosure.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

3. Financial Instruments (continued)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. At December 31, 2009, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Footnote 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Fixed Assets

At December 31, 2009, fixed assets were comprised of:

	Cost or Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 944,488	$ (348,561)	$ 595,927
Computer hardware	120,621	(94,967)	25,654
Leasehold improvements	30,514	(10,489)	20,025
Software	97,045	(74,813)	22,232
Furniture and equipment	4,130	(506)	3,624
Total	$ 1,196,798	$ (529,336)	$ 667,462

The Company recorded total fixed asset additions of $7,571 for computer hardware during the year. The Company removed fully depreciated fixed assets totaling $79,730 from internally developed software during the year. Included in computer hardware and the related accumulated depreciation are $9,366 and $7,806, respectively, related to assets acquired under capital lease arrangements.

5. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

BNY ConvergEx Execution Solutions LLC ("CES"), G-Trade Services LLC ("G-Trade"), ConvergEx Global Markets Ltd. ("CGM"), and Pershing LLC ("Pershing", a BNY Mellon

5. Related Party Transactions (continued)

subsidiary), execute trades and provide clearing services for the Company, pursuant to the terms contained in fully disclosed clearing agreements.

The Company provides commission management tools and payment processing services for Pershing. The other assets balance on the statement of financial condition includes a receivable of $41,875 related to these services.

The Company provides and receives certain management, administrative and technical services from Group and other affiliates. Accrued compensation and other liabilities on the statement of financial condition includes $15,512 related to these transactions.

Other assets on the statement of financial condition includes a reimbursable expense paid by the Company on behalf of an affiliate and a receivable from Group pursuant to the tax sharing agreement between Group and the Company together totaling $478,742. Included in accrued compensation and other liabilities on the statement of financial condition are reimbursable expenses paid by affiliates on behalf of the Company in the amount of $22,011.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $13,667,570 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $20,181,444 in a special bank account for the benefit of customers, which was in excess of its required deposit of $7,800,696.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

7. Commitments and Contingencies

The Company is obligated under a real estate operating sublease to pay the following minimum rentals to CES:

	Lease Payments
Year:	
2010	$ 228,758
2011	228,758
2012	228,758
2013	118,684
	$ 804,958

The operating lease is subject to periodic escalation charges. The lease expires on July 7, 2013.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all claims asserted in these matters.

During 2009, ConvergEx began providing a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are generally payable to each employee after 24 to 27 months of service. ConvergEx plans to make payments related to these deferred bonus programs of $217,347 and $446,660 in 2011, and 2012 respectively.

8. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of ConvergEx, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees. The Company's retirement savings plan liability recorded in accrued compensation and other liabilities on the statement of financial condition was $139,677.

9. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

10. Off-Balance Sheet Risk

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2009.At December 31, 2009, Group and Eze Castle had $748,688,918 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

11. Subsequent Events

The Company has evaluated all subsequent events through February 22, 2010, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Managers and Management of
Westminster Research Associates LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Managers and Management of Westminster Research Associates LLC (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries on the Company's check registry and general ledger. No findings were noted.

2. Compared the total quarter to date revenue amounts reported on the June 30, 2009, September 30, 2009 and the December 31, 2009 FOCUS reports with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No findings were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including information derived from the Company's general ledger and sub-ledger systems. No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2010

Ernst & Young LLP

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Westminster Research Associates LLC
1633 Broadway, 48th fl
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Charles Jordan 212-468-7758

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 32,191.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (14,816.31) (150.00)
Ck 150, 7/29/09 ; ck 63, 1/23/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,224.69

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,225

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,225

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westminster Research Associates LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Senior Vice President
(Title)

Dated the 18 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 14,508,170

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,429,812

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

sublease income and affiliate support fees 202,150

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 1,631,962

2d. SIPC Net Operating Revenues $ 12,876,208

2e. General Assessment @ .0025 $ 32,191

(to page 1 but not less than $150 minimum)

Westminster Research
A member of BNY ConvergEx Group

Westminster Research Associates LLC ("WRA") Disclosure Statements

Payment For Order Flow

Securities and Exchange Commission ("SEC") Rule 607 requires all registered broker-dealers to provide disclosure to customers of payment for order flow practices upon the opening of a new account and annually thereafter. Accordingly, the following statement is being provided as your annual notification in compliance with the SEC Rule: Westminster Research Associates does not receive payment for order flow.

FINRA Conduct Rule

Pursuant to Financial Industry Regulatory Authority ("FINRA") Conduct Rule 2280, please note that the toll-free number for the Public Disclosure Program of FINRA Regulation (which provides certain information about the disciplinary history of FINRA members and their associated persons) is (800) 289-9999, the FINRA Regulation web site is *www.FINRA.org* and an investor brochure that includes information describing the Public Disclosure Program is available upon request from FINRA.

Customer Complaints

In accordance with Securities and Exchange Commission Rule 17a-3(a)(18)(ii) and FINRA Rule 2340, customers should promptly report any inaccuracy or discrepancy in their account to the introducing firm and clearing firm and to re-confirm any oral communication in writing. Please be advised that account inaccuracies, discrepancies and complaints may be directed to the following:

Westminster Research Associates
1633 Broadway, 48th Floor
New York, NY 10019
Attn: Compliance
(212) 259-5547

FINRA Rule 2266 – SIPC Disclosure

In accordance with FINRA Rule 2266, please be advised that information pertaining to the Securities Investors Protection Corporation ("SIPC"), including a SIPC Brochure, may be obtained by contacting the following via email or the web at:

Securities Investor Protection Corporation
805 15th Street, N.W. Suite 800
Washington, D.C. 20005-2215
(202)371-8300
www.sipc.org

Business Continuity Plan
Westminster Research Associates LLC ("WRA") has developed a Business Continuity Plan ("BCP") on how we will respond to events that significantly disrupt our business. The BCP Disclosure provides summary detail on WRA's risk mitigation strategy in the event of interruption(s) to daily business operations. The plan is designed to support all WRA duties and responsibilities to customers in the event of a major disruption. The BCP is intended to comply with obligations pursuant to regulatory rules and requirements as set forth by the Financial Industry Regulatory Authority ("FINRA").

WRA's BCP addresses: business description; data back up and recovery; all mission critical systems financial and operational assessments; alternative communications with customers, employees, and regulators; alternate physical location of employees; critical supplier, contractor, bank and counter-party impact; regulatory reporting.

WRA does not directly offer execution or clearance services to its customers. Instead, it provides its customers with the option to choose an execution and clearing broker from a network of correspondent brokers that the firm maintains relationships with. Thus, access to funds and securities will need to be provided by the correspondent broker the customer has chosen to effect securities transactions with. These correspondent broker/dealers have BCP plans in place and customers can contact any of these respective firms for a copy of their plan. The respective correspondent broker/dealers' BCP will address customer access issues to funds and securities that may be impacted in the event of an internal or external significant business disruption.

Although WRA does not maintain customer securities, in some instances it will maintain customer funds. Customers that maintain funds at WRA may access their funds by contacting Daniel Sheehan, (212) 448-6050, dsheehan@bnyconvergex.com.

WRA's primary concern is to ensure that the applications and information that drive critical business processes are available whenever they are needed. To accomplish this, WRA has multiple back-up Disaster Recovery Data Centers which house WRA infrastructure and communications that will enable the firm to continue to provide services during emergency situations.

Depending on the severity of the disruption (building, business district, the city, or whole region), WRA will transfer their operations to one of its unaffected Disaster Recovery sites, where we will congregate and resume business as soon as possible. In the event of an internal or external business disaster causes the loss of our paper records, we will physically recover them from our back-up site. If our primary site is inoperable, we will continue operations from the back-up site. For the loss of electronic records, we will either physically recover the storage media or electronically recover data from our back-up site, and, if our primary site is inoperable, continue operations from our back-up site or an alternate location. Recovery times will range from instantaneous to approximately 4 hours. For some business functions, next-day recovery is projected.

While we have taken significant steps to develop and implement a sound business recovery plan, we acknowledge that no recovery plan is perfect. The unpredictable nature of a disaster precludes absolute preparedness for any plan. However, we believe that our planning for such events is robust and consistent with many of the best practices established within the industry. This plan is reviewed annually and updated as necessary. Any material changes to the above information will be available on our website www.westminsterresearch.com. A complete hardcopy of WRA's BCP can be obtained, in its entirety, by calling (212) 448-6050 or (212) 259-5547, or upon written request to: Westminster Research Associates, 1633 Broadway, 48th Floor, New York, NY 10019 Attn: Compliance.

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STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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